

ENERNORTH INDUSTRIES INC.

Suite 1502, 1 King Street West,
Toronto, Canada M5H 1A1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "**Meeting**") of shareholders of EnerNorth Industries Inc. (the "**Company**") to be held at the offices of Company, Suite 1502, 1 King Street West, Toronto, Ontario M5H 1A1 on Tuesday, the 7th day of November, 2006 at the hour of 11:00 o'clock in the forenoon (Toronto time), to:

1. Receive and consider the audited consolidated financial statements of the Company for the year ended June 30, 2006, together with the report of the auditors thereon;

2. Elect directors of the Company until the next annual meeting of shareholders;

3. Re-appoint BDO Dunwoody LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual meeting of the shareholders of the Company and authorize the directors to fix the auditors' remuneration;

4. Consider and, if thought advisable, to approve a resolution, in the form of the proposed resolution set forth in the Circular, the text of which is incorporated herein by reference authorizing the issuance by the Company of up to 4,272,009 additional common shares by way of private placements, acquisitions or equity credit lines during the period of one year following shareholders' approval;

5. Consider and, if thought advisable, to approve a resolution, in the form of the proposed resolution set forth in the Circular, the text of which is incorporated herein by reference to approve a revised stock option plan on the terms described in the Circular;

6. Consider and, if thought advisable, to approve a special resolution (the "Stated Capital Resolution"), as set forth in the Circular, authorizing and approving the reduction in the consolidated stated capital of the Company; and

7. Transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Company (the "**Circular**") accompanying and forming part of this Notice.

This Notice and the accompanying Circular have been sent to each director of the Company, each shareholder of the Company entitled to notice of the Meeting and to the auditors of the Company.

A copy of the Annual Report containing the above referenced financial statements accompanies this Notice.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Company c/o Equity Transfer and Trust Company, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

DATED at Toronto, Ontario this 22nd day of September, 2006.

BY ORDER OF THE BOARD

"SANDRA J. HALL"
President and Secretary

NOTES:

1.   As provided in the *Business Corporations Act* (Ontario), shareholders registered on the books of the Company at the close of business on September 18, 2006 are entitled to notice of the Meeting.

2.   Shareholders registered on the books of the Company at the close of business on September 18, 2006 are entitled to vote at the Meeting.

3.   The directors have fixed the hour of 4:00 p.m. in the afternoon on the second last business day preceding the day of the Meeting or any adjournment thereof before which time the instrument of proxy to be used at the Meeting must be deposited with the Company, c/o Equity Transfer & Trust Company, Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.



ENERNORTH INDUSTRIES INC.

Suite 1502, 1 King Street West,
Toronto, Canada
M5H 1A1

MANAGEMENT INFORMATION CIRCULAR
September 22, 2006

Solicitation of Proxies by Management

This Management Information Circular (the "**Circular**") is furnished in connection with the solicitation of proxies by and on behalf of the management of ENERNORTH INDUSTRIES INC. (the "**Company**") for use at the Annual and Special Meeting of Shareholders of the Company (the "**Meeting**") to be held at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the "**Notice**"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by officers, directors, or regular employees of the Company. The cost of such solicitation will be borne by the Company.

Record Date

The board of directors has fixed September 18, 2006 (the "**Record Date**") as the Record Date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting.

Appointment of Proxyholders

The persons named in the accompanying form of proxy are officers and/or directors of the Company. **A shareholder desiring to appoint a person (who need not be a shareholder of the Company) to represent such shareholder at the Meeting, other than the persons designated in the accompanying form of proxy, may do so by striking out the names of the persons currently designated and inserting the name of the person to be appointed in the space provided or by completing another form of proxy and, in either case, delivering the completed proxy to the offices of Equity Transfer & Trust Company, 120 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 4C3.**   A proxy must be delivered not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the hour of the Meeting or any adjournment thereof. A failure to deposit the proxy shall result in its invalidation.

Revocability of Proxy

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such common shares will be voted for each of the matters identified in the Notice and described in this Circular**. **The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.** At the time of the printing of the Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting of Common Shares –General

There are 4,272,009 common shares issued and outstanding, each carrying the right to one vote per share. Only shareholders registered on the Record Date (as hereinafter defined) are entitled to vote at the Meeting, except that a transferee of common shares after such Record Date may, not later than 10 days before the Meeting, establish a right to vote by providing evidence of ownership of common shares and making a request to Equity Transfer & Trust Company that the transferee's name be placed on the shareholder list for the Meeting in place of the transferor.

Voting of Common Shares -Advice to Beneficial Holders

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares wil1 not be registered in the shareholder's name on the records of the Company. Such common shares wil1 more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such common shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADPIC"). ADPIC typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADPIC. ADPIC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADPIC sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADPIC well in advance of the Meeting in order to have the common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Supplemental Mailing List

Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a securityholder who wishes to receive a copy of the Company's quarterly interim financial statements and related management's discussion and analysis and the Company's annual financial statements and related management's discussion and analysis must deliver a written request for such material to us, together with a signed statement that the securityholder is the owner of securities (other than debt instruments). As a result, if you wish to receive a copy of the Company's quarterly interim financial statements and related management's discussion and analysis and the Company's annual financial statements and related management's discussion and analysis, you are encouraged to complete and return the enclosed form in order to be added to our supplemental mailing list.

Interest of Certain Persons in Matters to Be Acted Upon

Other than as disclosed in this Circular, no director or executive officer, past, present or nominated, or any associate or affiliate of such person, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of Class A Preferred Shares issuable in series. An aggregate of 4,272,009 common shares and Nil Class A Preferred Shares were issued and outstanding as of the Record Date. Each common share entitles the holder thereof to one (1) vote at all meetings of shareholders.

To the knowledge of the directors and senior officers of the Company, no persons or companies, beneficially own, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the issued and outstanding voting shares of the Company.


PARTICULARS OF MATTERS TO BE ACTED UPON


Election of Directors

The shareholders are being asked to elect six (6) directors at this Meeting. **The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.** The management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of business on the day of the first annual meeting of shareholders of the Company following his/her election unless his/her office is earlier vacated in accordance with the articles of the Company.

The following are the names of management's nominees for election as directors of the Company together with their positions held with the Company, municipalities of residence, principal occupations for the past five years, and the number of common shares beneficially owned or over which control or direction is exercised:

Name, Address And Position [1]	Principal Occupation	Date Elected Director	Shares Held [2]
James C. Cassina[5][7] Chairman and Director Toronto, Ontario	Chairman and Director of EnerNorth Industries Inc. Previously President and Chief Executive Officer of EnerNorth Industries Inc.	September 19, 1996	91,164[8]
Sandra J. Hall [5][7] President, Secretary and Director Ajax, Ontario	President, Secretary and Director of EnerNorth Industries Inc. Previously Vice-President Corporate Affairs of EnerNorth Industries Inc.	December 29, 1997	25,000
Ramesh K. Naroola[5] Director New Delhi, India	Self Employed Consultant in India Banking and Labour Law	October 1, 1999	Nil
Ian S. Davey [3][4][6] Director Toronto, Ontario	President of China One Communications	December 29, 1997	Nil
Milton Klyman [3][4][6] Director Toronto, Ontario	Self Employed Financial Consultant	April 3, 2001	Nil
Hagen Gocht [3][4][6][7] Director Toronto, Ontario	Self Employed Energy Consultant	November 14, 2005	Nil


Shareholders are urged to elect Management's nominees as directors.


Notes:

(1) Each of the persons proposed to be nominated as a director of the Company, except Mr. Gocht have been elected to their present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular, which stated his principal occupation during the past five years prior to the date of such circular. Mr. Gocht's principal occupation during the past five years is described under the heading "Principal Occupation" in the chart above.

(2) Information as to common shares beneficially owned directly or indirectly by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(3) Member of the Audit Committee.

(4) Member of the Nominating Committee

(5) Member of the Disclosure Committee

(6)   Member of the Compensation Committee
(7)   Member of the Petroleum and Natural Gas Committee
(8)   Mr. Cassina beneficially owns 60,417 common shares through Core Financial Enterprises Inc., a private Ontario corporation. Mr. Cassina is the sole director, officer and controlling shareholder of Core Financial Enterprises Inc. Mr. Cassina also holds 30,747 common shares of the Company directly.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the nominee directors of the Company:

(a)   is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity:

(i)   was the subject of a cease trade or similar order, or an order that denied the other relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)   was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(iii)   within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)   has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

EXECUTIVE COMPENSATION

A.   Executive Officers of the Company

For the purposes of this Information Circular:

"**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"**Executive officer**" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"**Named Executive Officers**" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

B.   Summary Compensation Table

In accordance with the applicable regulations under the Ontario Securities Act (the *"Regulations"*) all annual and long-term compensation for services rendered in any capacity to the Company for the annual periods ended June 30, 2006, 2005 and 2004 (to the extent required by the Regulations). The Regulations require disclosure for individuals who served as the Chief Executive Officer and Chief Financial Officer of the Company or were among the most highly compensated executive officers (in terms of salary, bonus and other compensation and the net amount realized on the exercise of stock options) paid and accrued by the Company, *provided* that each such person's annual salary and other compensation exceeded CDN $150,000.

The Company has three such individuals, the President and Chief Financial Officer and the President of M&M Engineering Limited ("**M&M**"). Their compensation is stated in Canadian dollars below. These individuals are referred to collectively as the "**Named Executive Officers**".

| Name and Principal Position with the Company and/or its Subsidiary | Year | Annual Compensation Canadian Dollars | | | Long-term Compensation | All Other Compensation ($)[3] |
		Salary ($)	Bonus ($)	Other Annual Compensation ($) [1]	Securities Under Options Granted (#)	
Sandra J. Hall [2] President and Secretary	2006 2005 2004	112,500 110,417 104,375	Nil Nil Nil	Nil Nil Nil	Nil 165,000 Nil	25,840 18,097 22,147
Scott T. Hargreaves Chief Financial Officer	2006 2005 2004	112,500 110,417 107,500	Nil Nil Nil	Nil Nil Nil	Nil 145,000 Nil	1,417 379 37,096
David R. Myers [4] President of M&M Engineering Limited	2006 2005 2004	n/a 81,333 135,146	n/a 48,000 Nil	n/a 7,332 10,570	Nil Nil Nil	n/a 3,561 7,956

Notes:
1. This figure represents employer contributions to Registered Retirement Savings Plans made by the Company's subsidiary.
2. For purposes of this disclosure, Ms. Hall performs the role of a Chief Executive Officer.
3. Includes amounts paid or accrued for auto allowance, professional dues, memberships, vacation pay and directors fees.
4. The Company divested of its interest in M&M effective February 1, 2005 and accordingly the amounts shown for Mr. Myers, President of M&M are from July 1, 2004 to February 1, 2005. Figures for fiscal year ended 2006 are not applicable.

C.   Long-Term Incentive Plan Awards ("LTIP")

The Company does not have any Long-term Incentive Plans and, as disclosed above, no remuneration payments were made directly or indirectly, by the Company to its Named Executive Officers during the fiscal year ended June 30, 2006.

An LTIP means "any Plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year, whether performance is measured by reference to financial performance of a Company or an affiliate or the price of the Company's common shares but does not include option or stock appreciation rights, plans or plans for compensation through restricted common shares or units".

D.   Options and Stock Appreciation Rights ("SARS")

The Company did not grant any stock options during the fiscal year ended June 30, 2006.

Aggregated Option Exercises and Year End Option Values

The following table sets out information regarding option exercises and year-end option values for the Company's Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [1] ($)	Unexercised Options at Fiscal Year End (#)		Value of Unexercised in the Money Options at Fiscal Year End [1] (US $)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sandra J. Hall President and Secretary	Nil	Nil	165,000	Nil	$138,600	Nil
Scott Hargreaves Chief Financial Officer	Nil	Nil	145,000	Nil	$121,800	Nil

Note: (1) The value of the unexercised in the money options is calculated on the difference between the exercise price of the options and the closing price of the Company's common shares on the American Stock Exchange of US $1.59 at June 30, 2006.

Stock Option Repricings

The Company did not re-price downward any stock options during the financial year ended June 30, 2006.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

E.   Termination of Employment, Change in Responsibilities and Employment Contracts

There is no compensatory plan or arrangement with respect the Named Executive Officers, or other Directors of the Company which results or will result from the resignation, retirement or any other termination of employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in an Executive Officer's responsibilities following change of control.

F.   Compensation of Directors

Effective September 1, 2004 the board of directors' adopted a fee structure. Under the terms of the fee structure each director shall receive an annual retainer of CDN $5,000 payable quarterly. In addition, the directors are paid a fee of CDN $250 per meeting of the board or committee of the board attended. The directors of the Company are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors. The Chairs of the committees of the board of directors are to be paid an annual retainer of CDN $2,500 payable quarterly. The whole Board met six (6) times, the Audit Committee met five (5) times; the Compensation Committee met twice, the Corporate Governance Committee met once and the Petroleum and Natural Gas Committee met once during fiscal 2006. For their services in their capacity as directors, an aggregate of CDN $53,856 was paid during fiscal 2006. During the most recently completed financial year, 15,000 stock options were exercised by a director who is not a Named Executive Officer.

Indebtedness of Directors, Executive Officers and Senior Officers

During the last financial year and as at September 22, 2006 no director or senior officer was indebted to the Company, nor has any associate or affiliate of any director or senior officer of the Company been indebted to the Company or any of its subsidiaries.

Interests of Insiders in Material Transactions

No insider of the Company has an interest in a material transaction with the Company since the beginning of the Company's last financial year or in any proposed transaction with the Company in any transaction that is required to be disclosed.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	600,000	US$0.75	105,253
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	**600,000**	**US$0.75**	**105,253**

APPOINTMENT OF AUDITOR

Shareholders of the Company will be asked at the Meeting to reappoint BDO Dunwoody, LLP Chartered Accountants of Toronto, Ontario as the Company's auditors to hold office until the close of the next annual meeting of Shareholders of the Company, and to authorize the directors of the Company to fix the auditors' remuneration. **Unless authority to vote is withheld, persons named in the accompanying form of proxy intend to vote for the reappointment of BDO Dunwoody, LLP, Chartered Accountants of Toronto, Ontario as the auditor of the Company to hold office until the next annual meeting of shareholders and to authorize the directors of the Company to fix the remuneration of the auditor.** BDO Dunwoody, LLP was appointed by the Company on September 14, 2000.

CORPORATE GOVERNANCE

Corporate Governance

The Canadian Securities Administrators in National Instrument 58-101 ("NI 58-101") have adopted guidelines for effective corporate governance which address the constitution and independence of boards, the functions to be performed by boards and their committees and the recruitment, effectiveness and education of board members. A description of the Company's corporate governance practices is set out below, including a discussion of the principal matters relating to corporate governance practices discussed in NI 58-101.

1   Board of Directors

The Board of the Company facilitates its exercising of independent supervision over the Company's management through meetings of the Board, both with and without members of the Company's management (including members of management that are also directors) being in attendance.

Messrs. Davey, Gocht and Klyman are "independent" directors in that they are independent and free from any interest, and any business or other relationship which could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholdings. Ms. Hall is the President of the Company and a member of management and Mr. Cassina is Chairman of the Company and Mr. Naroola is President of a subsidiary of the Company and therefore not independent.

The mandate of the Board, prescribed by the *Business Corporations Act (Ontario)*, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its committees.

2   Directorships

The following directors of the Company are directors of other reporting issuers as follows:

James Cassina   Bonanza Blue Corp.; GeoCan Energy Inc.; OSE Corp.

Sandra J. Hall   Eugenic Corp.

Milton Klyman   Bonanza Blue Corp.; Eugenic Corp.; Harte Gold Corp.; OSE Corp.; Match Capital Resources Corp.; Radiant Energy Corp.; Western Troy Capital Resources Inc.

3   Orientation and Continuing Education

The Company has developed an orientation program for new directors includes director's manual ("**Director's Manual**") which contains information regarding the roles and responsibilities of the Board, each Board committee, the Board chair, the chair of each

Board committee and the CEO of the Company. The Director's Manual contains information regarding its organizational structure, governance policies including the Board Mandate and each Board committee charter, and the Company's code of business conduct and ethics. The Director's Manual is updated as the Company's business, governance documents and policies change. The Company updates and informs the Board regarding corporate developments and changes in legal, regulatory and industry requirements affecting the Company.

4   Ethical Business Conduct

The Company has adopted a written code of business conduct and ethics (the "**Code**") for the Company's directors, officers and employees. The Board encourages following the Code by making it widely available. It is distributed to directors in the Director's Manual and to officers, employees and consultants at the commencement of their employment or consultancy. It is posted and it is available on the Company's website. The Code reminds those engaged in service to the Company that they are required to report perceived or actual violations of the law, violations of the Company's policies, dangers to health, safety and the environment, risks to the Company's property, and accounting or auditing irregularities to the chair of the Audit Committee who is an independent director of the Company. In addition to requiring directors, officers and employees to abide by the Code, the Company encourages consultants, service providers and all parties who engage in business with the Company to contact the chair of the Audit Committee of the Company regarding any perceived and all actual breaches by the Company's directors, officers and employees of the Code. The chair of the Audit Committee of the Company is responsible for investigating complaints, presenting complaints to the applicable Board committee or the Board as a whole, and developing a plan for promptly and fairly resolving complaints. Upon conclusion of the investigation and resolution of a complaint, the chair of the Audit Committee of the Company will advise the complainant of the corrective action measures that have been taken or advise the complainant that the complaint has not been substantiated. The Code prohibits retaliation by the Company, its directors and management, against complainants who raise concerns in good faith and requires the Company to maintain the confidentiality of complainants to the greatest extent practical. Complainants may also submit their concerns anonymously in writing. In addition to the Code, the Company has an Audit Committee Charter and a Whistleblower Policy with respect to accounting and auditing irregularities. Since the beginning of the Company's most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. The Board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code and expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The Board is required by the Board Mandate to satisfy itself that the CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company. The Board is responsible for reviewing departures from the Code, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law. In addition, the Board is responsible for responding to potential conflict of interest situations, particularly with respect to considering existing or proposed transactions and agreements in respect of which directors or executive officers advise they have a material interest. The Board Mandate requires that directors and executive officers disclose any interest and the extent, no matter how small, of their interest in any transaction or agreement with the Company, and that directors excuse themselves from both Board deliberations and voting in respect of transactions in which they have an interest. By taking these steps the Board strives to ensure that directors exercise independent judgment, unclouded by the relationships of the directors and executive officers to each other and the Company, in considering transactions and agreements in respect of which directors and executive officers have an interest.

5   Nomination of Directors

The mandate of the Nominating Committee is formalized in a written charter. The members of the nominating committee of the Board are Messrs. Gocht (Chair), Klyman and Davey. The Committee's duties and responsibilities include, but are not limited to consider and recommend the size, functions and needs of the Board in order to ensure that the Board has the requisite expertise and that its membership consist of individuals with sufficiently diverse and independent backgrounds, identifying individuals qualified to become board members, consistent with criteria approved by the Board, and selecting, or recommending that the Board select the director nominees for election at each annual meeting of stockholders. The Committee shall give appropriate consideration to candidates for Board membership nominated by shareholders in accordance with the Company's by-laws, and shall evaluate such candidates in the same manner as other candidates identified to the Committee. The Committee will annually conduct an evaluation of the performance of the Board, and, through its chairperson to communicate this evaluation to the full Board. The Committee will annually conduct an evaluation of the performance of the CEO and, through its chairperson, to communicate this evaluation to the CEO and the chairperson of the Compensation Committee. The Committee shall evaluate the Board's performance as a whole with the goal of increasing the effectiveness of the Board and its relationship to management. The evaluation process, which shall occur as often as necessary or appropriate, shall include a survey of the individual views of all Directors, the results of which shall be shared with the full Board and with management. No meetings were held during fiscal 2006.

6   Compensation

The Compensation Committee at least annually determines the compensation to be received by the Company's directors, the CEO and executive officers. The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of the Company's strategic plan, the Company's growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors' compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the Board chair and the chair of each Board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to the Company. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation. All committee members met twice during fiscal 2006.

7   Other Board Committees

Other than the Audit Committee, Compensation Committee and Nominating Committee the only other standing committees of the Board are the Disclosure Committee and the Petroleum and Natural Gas Committee. The function of the Disclosure Committee is to ensure that the written and oral communications by the Company to the public and to applicable regulatory authorities are disseminated in a timely and factually accurate manner and to assist the Company in maintaining and complying with its disclosure policy. The function of the Petroleum and Natural Gas Committee is to meet with the Company's independent reserves evaluation engineers, at least annually, to discuss the evaluation of the Company's reserves and to assist the Company in fulfilling its duties and obligations under National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities*.

8   Assessments

The Board assesses, on an annual basis, the contributions of the Board as a whole, the Audit Committee and each of the individual directors, in order to determine whether each are functioning effectively. The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Audit Committee will annually review the Audit Committee Charter and recommend, if any, revisions to the Board as necessary.

9   Composition of the Board

At the Meeting, shareholders will be asked to elect six directors for the ensuing year. Of the six nominees proposed for election as directors, three will be "unrelated directors" as they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding". The "unrelated directors" proposed for elections are Messrs. Davey, Gocht and Klyman. It is the Company's practice to attempt to maintain a diversity of personal experience among its directors.


Committees of the Board of Directors


Board of Directors

The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of an Audit Committee, Compensation Committee, Disclosure Committee, Nominating Committee and a Petroleum and Natural Gas Committee.

Each Committee has a specific mandate and responsibilities, as reflected in the charters for each committee. All members of the Board of Directors met six (6) times during fiscal 2006.

The Board of Directors meets regularly to review the business operations, corporate governance and financial results of the Company. The information set forth below reflects the attendance of each director of the Company at each meeting of the Board and the various committees thereof during the fiscal year ended June 30, 2006.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Disclosure Committee Meetings	Nominating Committee Meetings	Petroleum and Natural Gas Committee Meetings
James Cassina	6	n/a	n/a	4	0	1
Sandra Hall	6	n/a	n/a	4	0	1
Ian Davey	6	5	2	n/a	0	n/a
Hagen Gocht	6	5	2	n/a	0	1
Milton Klyman	6	5	2	n/a	0	n/a
Ramesh K. Naroola	6	n/a	n/a	4	0	n/a

Audit Committee

The mandate of the Audit Committee is formalized in a written charter, a copy of which can be viewed on the Company's website at www.enernorth.com. The members of the audit committee of the Board are Messrs. Davey, Gocht and Klyman (Chair). The Board of Directors has determined that Mr. Klyman, the Chair of the Audit Committee is a financial expert and that Messrs. Davey and Gocht are financially literate. Its primary duties and responsibilities are to serve as an independent and objective party to monitor the Company's financial reporting process and control systems, review and appraise the audit activities of the Company's independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. All committee members met five (5) times during fiscal 2006.

Composition of the Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are Messrs. Gocht, Davey and Klyman. The Compensation Committee at least annually determines the compensation to be received by the Company's directors, the CEO and executive officers. The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of the Company's strategic plan, the Company's growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors' compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the Board chair and the chair of each Board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to the Company. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation. All committee members met twice during fiscal 2006.

Members of the Disclosure Committee

The mandate of the Disclosure Committee is formalized in a written charter. The members of the disclosure committee of the Board are Messrs. Cassina, Naroola and Ms. Hall. The Committee's duties and responsibilities include, but are not limited to, review and revise the Company's controls and other procedures ("Disclosure and Controls Procedures") to ensure that (i) information required by the Company to be disclosed to the Canadian regulatory authorities and to the Securities and Exchange Commission and other written information that the Company will disclose to the public is reported accurately and on a timely basis, and (ii) such information is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure; assist in documenting and monitoring the integrity and evaluating the effectiveness of the Disclosure and Control Procedures; the identification and disclosure of material information about the Company, the accuracy completeness and timeliness of the Company's financial reports and all communications with the investing public are timely, factual and accurate and are conducted in accordance with applicable legal and regulatory requirements. All committee members met four times during fiscal 2006.

Petroleum and Natural Gas Committee

The Petroleum and Natural Gas Committee is currently composed of three directors. The members of the petroleum and natural gas committee of the Board are Messrs. Cassina, Gocht and Ms. Hall (Chair). The Petroleum and Natural Gas Committee has the responsibility of meeting with the independent engineering firm commissioned to conduct the reserves evaluation on the Company's oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management. Specifically, the Petroleum and Natural Gas Committee's responsibilities include, but are not limited to, a review of management's recommendations for the appointment of independent engineers, review of the independent engineering reports and considering the principal assumptions upon which such reports are based, appraisal of the expertise of the independent engineering firms retained to evaluate the Company's reserves, review of the scope and methodology of the independent engineers' evaluations, reviewing any problems experienced by the independent engineers in preparing the reserve evaluation, including any restrictions imposed by management or significant issues on which there was a disagreement with management and a review of reserve additions and revisions which occur from one report to the next. The Petroleum and Natural Gas Committee meets at least once annually or otherwise as circumstances warrant. All committee members met once during fiscal 2006.

Members of the Nominating Committee

The mandate of the Nominating Committee is formalized in a written charter. The members of the nominating committee of the Board are Messrs. Gocht (Chair), Klyman and Davey. The Committee's duties and responsibilities include, but are not limited to consider and recommend the size, functions and needs of the Board in order to ensure that the Board has the requisite expertise and that its membership consist of individuals with sufficiently diverse and independent backgrounds, identifying individuals qualified to become board members, consistent with criteria approved by the Board, and selecting, or recommending that the Board select the director nominees for election at each annual meeting of stockholders. The Committee shall give appropriate consideration to candidates for Board membership nominated by shareholders in accordance with the Company's by-laws, and shall evaluate such candidates in the same manner as other candidates identified to the Committee. The Committee will annually conduct an evaluation of the performance of the Board, and, through its chairperson to communicate this evaluation to the full Board. The Committee will annually conduct an evaluation of the performance of the CEO and, through its chairperson, to communicate this evaluation to the CEO and the chairperson of the Compensation Committee. The Committee shall evaluate the Board's performance as a whole with the goal of increasing the effectiveness of the Board and its relationship to management. The evaluation process, which shall occur as often as necessary or appropriate, shall include a survey of the individual views of all Directors, the results of which shall be shared with the full Board and with management. No meetings were held during fiscal 2006.

Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors. The members of the Compensation Committee consist of a majority of unrelated directors. Following review and approval by the Committee, decisions relating to executive compensation are reported to, and approved by, the full Board of Directors. The Committee has directed the preparation of this report and has approved its contents and its submission to shareholders.

The Company's approach to its executive compensation program is motivated by a desire to align the interests of its executive officers as closely as possible with the interests of the Company and its shareholders as a whole. In determining the nature and quantum of compensation for its executive officers the Company is seeking to achieve the following objectives: to provide a strong incentive to management to contribute to the achievement of its short-term and long-term corporate goals; to ensure that the interests of its executive officers and the interests of its shareholders are aligned; to enable the Company to attract, retain and motivate executive officers of the highest caliber in the light of the strong competition in its industry for qualified personnel; and to recognize that the successful implementation of the Company's corporate strategy cannot necessarily be measured, at this stage of the Company's development, with reference to quantitative measurement criteria of corporate or individual performance.

The Company takes all of these factors into account in formulating its recommendations to the Board of Directors respecting the compensation to be paid to each of its executive officers.

The compensation that the Company pays to its executive officers generally consists of an annual salary, the grant of stock options from time to time, medical benefits and auto allowances. The Company's compensation policy reflects a belief that an element of total compensation for its executive officers should be "at risk" in the form of common shares or incentive stock options, so as to create a strong incentive to build shareholder value.

President and Chief Executive Officer: The Compensation Committee assesses the overall performance of Sandra J. Hall, the President and acting in the capacity of Chief Executive Officer of the Company, on the basis of her execution of the strategic plan of the Company. The Compensation Committee also assessed, based upon publicly available information, the amounts and type of compensation being paid by other corporations of a similar size to their chief executive officers.

The Compensation Committee believes that it has been successful in providing the Company's executive officers with a package that combines reasonable base compensation with additional potential short-term and long-term financial rewards that are tied to positive operational and financial results and increases in shareholder value

Stock Options: The Company has an Option Plan pursuant to which directors, officers and employees of the Company and other persons who provide management or consulting services to the Company are eligible to be granted by the Board of Directors or the Compensation Committee of the Board of Directors, an option to acquire common shares of the Company. All outstanding stock options that have been granted under the Plan were granted at prices not less than 100% of the fair market value of the common shares of the Company on the dates such options were granted. The Company does not have a policy of granting additional incentive stock options to its executive officers on an annual basis.

The Option Plan provides eligible persons with an opportunity to participate in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company. Options are granted in recognition of individual services, and to encourage participants to increase their efforts to make the Company more successful. Upon exercise of an option, the common shares thereby purchased must be paid for in full. The Company does not provide financial assistance in connection with the exercise of options**.**

The Compensation Committee oversees and sets the general guidelines and principles for the compensation packages for senior management. As well, the Compensation Committee assesses the individual performance of the Company's executive officers and makes recommendations to the board of directors. Based on these recommendations, the board of directors makes decisions concerning the nature and scope of the compensation to be paid to the Company's executive officers. The Compensation Committee is also responsible for considering grants of equity and equity incentives to non-executive management personnel under the Plan.

Submitted on behalf of the Compensation Committee:

Ian Davey (Chair)
Hagen Gocht
Milton Klyman


Audit Committee and Principal Accountant Fees and Services


Under Multilateral Instrument 52-110 *Audit Committees*, the Corporation is required to include in its Form 20-F also filed as an Annual Information Form ("**AIF**") the disclosure required under Form 52-110F1 with respect to its audit committee, including the text of its audit committee charter, the composition of the audit committee and the fees paid to the external auditor and to include in its management information circular a cross-reference to the sections in the AIF that contain the required information. The Company's disclosure with respect to the foregoing is contained in Part II, Item 6 Board Practices of its Form 20-F or AIF dated September 8, 2006.

Performance Graph



	30-Jun-01	30-Jun-02	30-Jun-03	30-Jun-04	30-Jun-05	30-Jun-06
EnerNorth Industries Inc.	100.00	135.82	38.91	24.18	35.45	32.18
S&P/TSX Composite Index	100.00	70.09	68.49	83.82	97.13	113.90

Four-for-one consolidation occurred in February, 2001 and the prior share value has been adjusted and is reflected in the Chart.
Three-for-one consolidation occurred in February, 2003 and the prior share value has been adjusted and is reflected in the Chart.
Price converted from United States trading value at conversion rate of 1.2256 as at June 30, 2006.

The above graph compares the five year cumulative shareholder return for CDN $100.00 invested in the Company on June 30, 2001 with the cumulative total return of the S&P/TSX Composite Index since that date.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Advance Approval of Issuance of Common Shares

Management of the Company is continuing to evaluate potential acquisitions and exploration and development opportunities to complement the existing operations of the Company and to enhance future growth. In furtherance of acquisitions and or to provide working capital, the Company may be required to raise additional capital by way of private placements, acquisitions or equity credit lines with or without combined possible debt financing.

The Company will be seeking at the Meeting advance shareholder approval for share issuances by the Company, pursuant to private placements, acquisitions or equity credit lines. The Company proposes that the advance approval is being sought be restricted to a maximum of 100% of the number of common shares issued and outstanding at the date of this Circular, being 4,272,009 common shares

Any proposed transaction proceeded with by the Company under the advance approval may be subject to regulatory approval and to the following additional guidelines:

(a)   It must be completed within a twelve month period following the date the shareholder approval is given; and

(b)   It must comply with the requirements and relevant private placement pricing rules of applicable regulatory authorities.

The Board of Directors of the Company do not necessarily intend to issue the entire number of common shares authorized pursuant to the proposed resolution. A proposed transaction may be negotiated, and, if the directors consider the terms reasonable in the circumstances and if the directors consider that the transaction enhances the Company's operations, closed accordingly.

Shareholders of the Company will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of an ordinary resolution, the issuance by the Company during the twelve months following the Meeting, pursuant to private placements, acquisitions or equity credit lines, of a maximum of 100% of the number of common shares issued and outstanding at the date of this Circular, currently being 4,272,009 common shares, at such price or prices and on such terms as the Board of Directors of the Company considers appropriate, subject to the restrictions referred to above.

In the absence of contrary directions, Management intends to vote proxies in favour of this ordinary resolution.

The text of the ordinary resolution which Management intends to place before the Meeting for the approval is as follows:

"BE IT RESOLVED as an ordinary resolution of the Company that:

1. The Company be and is hereby authorized to issue during the twelve months following the Meeting, pursuant to private placements, acquisitions or equity credit lines, a maximum of 4,272,009 common shares at such price or prices and on such terms as the board of directors of the Company considers appropriate, subject to the restrictions described in the management information circular of the Company dated September 22, 2006 distributed in connection with the Meeting.

2. The directors of the Company are hereby authorized, in their discretion, to revoke this resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Company."

Amendment to the Stock Option Plan

The Meeting has been called in part, to consider and if thought advisable, to approve an amendment to the Company's Stock Option Plan (the "Option Plan") to, among other things, increase the maximum aggregate number of common shares reserved for issuance under the Option Plan, to an amount equal to 20% of the 4,272,009 issued and outstanding common shares (854,402 common shares) of the Company and to comply with all applicable regulatory authorities.

The Option Plan of the Company is administered by the Compensation Committee. The Option Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current and future performance. Employees, officers and consultants of the Company (and its affiliates designated by the Compensation Committee) are eligible as determined by the Compensation Committee to participate to the Option Plan. The Compensation Committee considers option grants when reviewing key employee compensation packages. Any grant recommendations made by the Compensation Committee requires approval by the Board of Directors of the Company. In determining the number of options to be granted, the Compensation Committee gives consideration to an individual present and potential contribution to the success of the Company.

The number of options, which may be issued under the Option Plan in the aggregate and in respect of any fiscal year, is limited under the terms of the Option Plan and cannot be increased without shareholder and regulatory approval. The exercise price per share is not less than the closing price of the common shares on the American Stock Exchange ("AMEX"), or where the context permits, any other exchange on which the common shares are or may be listed from time to time, on the trading day preceding the day on which the option is granted. Each option is for a term of five years. The vesting period of options is at the discretion of the Compensation Committee. Options are not transferable or assignable other than by will or other testamentary instrument or the laws of succession. The Company's Compensation Committee may also impose other terms and conditions respecting such options as it considers appropriate or necessary.

It is currently proposed to amend the Option Plan to increase the maximum aggregate number of common shares issuable under the Option Plan, to 854,402 common shares, an amount equal to 20% of the 4,272,009 issued and outstanding common shares of the Company. The amendment is subject to the approval of applicable regulatory authorities. The Board may at any time by resolution amend or terminate the Option Plan, but any amendment or termination affecting the terms and conditions of options previously granted under the Option Plan will require the written consent of the option holders.

The foregoing summary is subject to the specific provisions of the revised Option Plan, a copy which is annexed hereto as Schedule "A".

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution in the following form:

"BE IT RESOLVED as an ordinary resolution of the Shareholders of the Company that:

1. The revised Option Plan (the "Option Plan") of the Company, on the terms described in the Circular of the Company be and the same is hereby ratified, confirmed and approved; and

2. Any one director or officer of the Company be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.

It is the intention of management to vote the proxies in favour of the Option Plan Resolution.

Reduction of Stated Capital

The shareholders of the Company are being asked to consider and, if thought appropriate, approve a special resolution authorizing and approving the Directors to revoke the reduction of the consolidated capital of the Company attributable to the common shares of the Company. The reduction of the consolidated stated capital of the Company is required to effect a corresponding and equal reduction of the shareholders' deficiency of the Company (the "**Deficiency**"), and to eliminate the deficiency in its entirety**.**

Management believes that the reduction of the consolidated stated capital and corresponding elimination of the Deficiency from the balance sheet of the Company may more accurately and fairly reflect the financial state and condition of the Company.

If approved, on the basis of the balance sheet pertaining to the Company as at June 30, 2006, the consolidated capital stock of the Company could be reduced by an amount equal to $39,420,748, resulting in a consolidated capital stock of the Company of $4,360,282. As a result of this reduction of capital stock, the Deficiency of $39,420,748 would be eliminated in its entirety.

The complete text of the special resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, authorizing and approving the Directors to revoke the proposed reduction in the stated capital of the Company and corresponding elimination of the Deficiency, which must be confirmed by at least two-thirds (2/3) of the affirmative votes cast by the shareholders present at the Meeting in person or proxy in order to become effective, is as follows:

"**BE IT RESOLVED as a special resolution of the Company that:**

1.   The consolidated stated capital of the Company attributable to the common shares of the Company (the "**Stated Capital**") be reduced by an amount equal to the shareholders' deficiency of the Company as determined by the auditors of the Company (the "**Deficiency**") and that, in respect of such reduction to the Stated Capital, no amount shall be distributed to the shareholders of the Company.

2.   Contemporaneous with the reduction of the Stated Capital of the Company referred to in paragraph 1 above, an equivalent and corresponding reduction to the Deficiency be and is hereby authorized and approved.

3.   Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution.

4.   Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be, and they are hereby authorized and empowered to revoke or amend this special resolution, and to determine not to proceed or to proceed on an amended basis, before it is acted upon, without further approval or authorization of the shareholders of the Company."

Unless otherwise directed, it is the intention of the management to vote the proxies in the accompanying form in favour of the special resolution authorizing and approving the proposed reduction in the Stated Capital of the Company to eliminate the shareholders' deficiency of the Company.

OTHER BUSINESS

Except as otherwise indicated, information contained herein is given as of September 22, 2006. Management knows of no other matters to come before the Meeting, however, if any other matters which are not now known to Management should come properly before the Meeting, the proxy will be voted on such matters in accordance with the best knowledge of the person voting it.

Corporate Filings

The Company's public filings can be accessed and viewed through the Company's website www.enernorth.com under the heading "Investor Relations" and "Corporate Filings". A link to the Canadian Securities Commissions can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the United States Securities Commission through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov. Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

Shareholders may also contact the Company at Suite 1502, 1 King Street West, Toronto, Ontario M5H 1A1 or by telephone at (416) 861-1484 to request copies of the Company's financial statements and management's discussion and analysis ("MD&A"). Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

Board Approval

The contents and the sending of this Circular to shareholders of the Company have been approved by the Board of Directors of the Company.


CERTIFICATE


The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario this 22nd day of September 2006.

"SANDRA J. HALL"   **"SCOTT T. HARGREAVES"**
President   **Chief Financial Officer**

ENERNORTH INDUSTRIES INC.

2006 STOCK OPTION PLAN

THIS PLAN was approved and adopted on September 22, 2006 by the Board of Directors of the Corporation and ratified on November 7, 2006 by the shareholders of the Corporation**.**

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1   **Definitions**. Where used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the meanings set forth below:

(a)   "**Administrator**" means, initially, the President or Secretary of the Corporation and thereafter will mean such director or other senior officer or employee of the Corporation or a duly appointed committee thereof as may be designated as Administrator by the Board from time to time.

(b)   "**associate**" has the meaning ascribed to it in Section 1(1) of the Securities Act.

(c)   "**Board**" means the board of directors of the Corporation, or any duly appointed committee thereof to which the board of directors of the Corporation has delegated the power to administer and grant Options under this Plan, as constituted from time to time.

(d)   "**cause**" means, with respect to a particular Employee:

(i)   "cause" as such term is defined in the written employment agreement between the Corporation and the Employee; or

(ii)   in the event there is no written employment agreement between the Corporation and the Employee or "cause" is not defined in the written employment agreement between the Corporation and the Employee, the usual meaning of cause under the laws of the Province of Ontario.

(e)   "**Company**" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association, or other entity other than an individual.

(f)   "**Consultant**" means a person, other than an Employee or Director of the Corporation, or a Company, who:

(i)   provides on a *bona fide* basis consulting, technical, management or other services to the Corporation or a Subsidiary of the Corporation under a written contract;

(ii)   possesses technical, business, management or other expertise of value to the Corporation or a Subsidiary of the Corporation;

(iii)   in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or a Subsidiary of the Corporation; and

(iv)   has a relationship with the Corporation or a Subsidiary of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

(g)   "**Corporation**" means EnerNorth Industries Inc., and includes any successor corporation thereto.

(h)   "**Director**" means a director or senior officer of the Corporation or a Subsidiary of the Corporation to whom stock options may be granted in reliance on a prospectus exemption under applicable Securities Laws.

(i)   "**disinterested Shareholder approval**" means approval by a majority of the votes cast by all shareholders of the Corporation at a duly called and held meeting of shareholders of the Corporation, excluding votes attaching to Shares beneficially owned by:

(i)   Insiders to whom Options may be granted under this Plan; and

(ii)   associates of Insiders referred to in Section 1.1(i)(i) above.

(j)   "**Effective Date**" means the effective date of this Plan being November 7, 2006.

(k)   "**Employee**" means an individual who:

(i)   is considered an employee of the Corporation or a Subsidiary of the Corporation under the *Income Tax Act* (Canada) (i.e., for whom income tax, employment insurance and CPP deductions must be made at source); or

(ii)   works full-time for the Corporation or a Subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary of the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii)   works for the Corporation or a Subsidiary of the Corporation on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary of the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

(l)   "**Exchange**" means the American Stock Exchange and, where the context permits, any other exchange on which the Shares are or may be listed from time to time.

(m)   "**Exercise Notice**" means the notice respecting the exercise of an Option, in the form set out in Exhibit "I" of the Option Agreement, duly executed by the Option Holder.

(n)   "**Exercise Period**" means the period during which a particular Option may be exercised and, subject to earlier termination in accordance with the terms hereof, is the period from and including the Grant Date through to and including the Expiry Date.

(o)   "**Exercise Price**" means the price per Share at which Shares may be purchased under an Option duly granted under this Plan, as determined in accordance with Section 3.5 of this Plan and, if applicable, adjusted in accordance with Section 3.8 of this Plan.

(p)   "**Expiry Date**" means the date determined in accordance with Section 3.3 of this Plan and after which a particular Option cannot be exercised and is deemed to be null and void and of no further force or effect.

(q)   "**Grant Date**" means the date on which the Board grants a particular Option.

(r)   "**Insider**" means:

      (i)   an Insider as defined in Section 1(1) of the Securities Act, other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; or

      (ii)   an associate of an Insider, a director or senior officer of a Company that is an Insider or Subsidiary of the Corporation.

(s)   "**Limit**" shall have the meaning ascribed thereto in Section 3.2 of this Plan.

(t)   "**Market Price**" at any date in respect of the Shares shall be the closing price of such Shares on any Exchange (and if listed on more than one Exchange, then the highest of such closing prices in a principal market) on the last Business Day prior to the Grant Date (or, if such Shares are not then listed and posted for trading on the Exchange, on such stock exchange, or trading market on which the Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares did not trade on such Business Day, the Market Price shall be the average of the bid and asked prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

(u)   "**OBCA**" means the *Ontario Business Corporations Act*, as amended, or such other successor legislation which may be enacted, from time to time.

(v)   "**Option**" means an option to acquire Shares granted to a Director, Employee or Consultant pursuant to this Plan.

(w)   "**Option Agreement**" means an agreement, in the form substantially similar as that set out in Schedule "A" hereto, evidencing an Option granted under this Plan.

(x)   "**Option Holder**" means a Director, Employee or Consultant or former Director, Employee or Consultant, to whom an Option has been granted and who continues to hold an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(y)   "**Plan**" means this stock option plan as may be amended from time to time.

(z)   "**person**" means a Company or an individual.

(aa)   "**Personal Representative**" means:

      (i)   in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

      (ii)   in the case of an Option Holder who, for any reason, is unable to manage his or her affairs, the individual entitled by law to act on behalf of such Option Holder.

(bb)   "**Regulatory Authorities**" means the Exchange and any other organized trading facilities on which the Corporation's Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation.

(cc)   "**Re-Organization Event**" has the meaning given in Section 3.8 of this Plan.

(dd)   "**Securities Act**" means the *Securities Act* (Ontario), as amended, or such other successor legislation as may be enacted, from time to time.

(ee)   "**Securities Laws**" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject, including, without limitation, the Securities Act.

(ff)   "**Share**" or "**Shares**" means, as the case may be, one (1) or more common shares without par value in the capital stock of the Corporation as constituted on the Effective Date or, in the event of an adjustment contemplated by Section 3.8 of this Plan, such other shares or securities to which an Option Holder may be entitled upon the due exercise of an Option as a result of such adjustment.

(gg)   "**Share Compensation Arrangemen**t" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Shares to one or more Directors, Employees or Consultants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

(hh)   "**Subsidiary**" means a subsidiary as interpreted in the OBCA.

(ii)   "**Termination Date**" means:

(i)   in the case of the resignation of the Option Holder as an Employee of the Corporation, the date that the Option Holder provides notice of his or her resignation as an Employee of the Corporation to the Corporation; or

(ii)   in the case of the termination of the Option Holder as an Employee of the Corporation by the Corporation for any reason other than death, the effective date of termination set out in the Corporation's notice of termination of the Option Holder as an Employee of the Corporation to the Option Holder; or

(iii)   in the case of the termination of the written contract of the Option Holder to provide consulting services to the Corporation, the effective date of termination set out in any notice provided by one of the parties to the written contract to the other party; or

(iv)   the effective date of termination of a Director, Employee or Consultant pursuant to an order made by any Regulatory Authority having jurisdiction to so order.

1.2   **Choice of Law**. This Plan is established under and the provisions of this Plan will be subject to and interpreted and construed in accordance with the laws of the Province of Ontario.

1.3   **Headings**. The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 2
PURPOSE AND PARTICIPATION

2.1 **Purpose**. The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants, to reward such of those Directors, Employees and Consultants as may be granted Options under this Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation.

2.2 **Participation**. The Board will, from time to time and in its sole discretion, determine those Directors, Employees, Consultants (and, when applicable, to a Company controlled or wholly owned by any such Director, Employee or Consultant), if any, to whom Options are to be granted. The Board may only grant options to an Employee or Consultant if such Employee or Consultant is a *bona fide* Employee or Consultant of the Corporation or a Subsidiary of the Corporation, as the case may be. The Board may, in its sole discretion, grant the majority of the Options to Insiders of the Corporation. However, in no case will the grant of Options under this Plan, together with any proposed or previously existing Share Compensation Arrangement, result in (in each case, as determined on the Grant Date):

(a) the grant to Insiders, within any twelve (12) month period, of Options reserving for issuance a number of Shares exceeding in the aggregate ten percent (10%) of the Corporation's issued and outstanding Shares (on a non-diluted basis);

(b) the grant to any one (1) Insider, and such Insider's associates, within any twelve (12) month period, Options reserving for issuance a number of Shares exceeding in the aggregate five percent (5%) of the Corporation's issued and outstanding Shares (on a non-diluted basis); or

(c) the number of Shares reserved for issuance pursuant to stock options granted to any one (1) person exceeding in the aggregate five percent (5%) of the Corporation's issued and outstanding Shares (on a non-diluted basis).

Any entitlement to acquire Shares granted pursuant to this Plan or any other Share Compensation Agreement prior to the Optionee becoming an Insider shall be excluded for the purposes of calculating the limits set out in Subsections 2.2(a), (b) and (c), above.

2.3 **Notification of Grant**. Following the approval by the Board of the granting of an Option, the Administrator will notify the Option Holder in writing of the award and will enclose with such notice the Option Agreement representing the Option so granted.

2.4 **Copy of Plan**. Each Option Holder, concurrently with the notice of the award of the Option, will, upon written request, be provided with a copy of this Plan, and a copy of any amendment to this Plan will be promptly provided by the Administrator to each Option Holder.

2.5 **Limitation**. This Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a Director of the Corporation, does not give any Option Holder that is an Employee the right to be or to continue to be employed by the Corporation and does not give any Option Holder that is a Consultant the right to be or continue to be retained or engaged by the Corporation as a consultant for the Corporation.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

3.1 **Board to Issue Shares**. The Shares to be issued to Option Holders upon the exercise of Options will be previously authorized but unissued Shares in the capital stock of the Corporation.

3.2   **Number of Shares Reserved**. Subject to adjustment as provided for in Section 3.8 of this Plan and any subsequent amendment to this Plan, the number of Shares reserved for issuance and which will be available for purchase pursuant to Options granted under this Plan shall not exceed 854,402 Shares (the "**Limit**"), being 20% of the total issued and outstanding common shares on the date of Board approval of the Plan. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which Option expired or terminated, as the case may be, shall not be counted towards the Limit, and will again be available for the purposes of this Plan.

3.3   **Term of Option**. Subject to Section 3.4, the Expiry Date of an Option will be the date so fixed by the Board at the time the particular Option is granted, provided that such date will be no later than the tenth (10th) anniversary of the Grant Date of such Option.

3.4   **Termination of Option**. Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period will terminate and become null, void and of no effect as of 5:00 p.m. (Toronto time) on the Expiry Date. The Expiry Date of an Option will be the earlier of the date so fixed by the Board at the time the Option is granted and the date established, if applicable, in subsections (a) to (c) below:

   (a)   Death of Option Holder

          In the event that the Option Holder should die while he or she is still a Director (if he or she holds his or her Option as a Director), an Employee (if he or she holds his or her Option as an Employee) or a Consultant (if he or she holds his or her Option as a Consultant), the Expiry Date will be the first anniversary of the Option Holder's date of death.

   (b)   Ceasing to Hold Office

          In the event that the Option Holder holds his or her Option as a Director of the Corporation and such Option Holder ceases to be a Director of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the ninetieth (90th) day following the date the Option Holder ceases to be a Director of the Corporation unless the Option Holder ceases to be a Director of the Corporation as a result of:

          (i)   ceasing to meet the qualifications of a director set forth in the OBCA; or

          (ii)   an ordinary resolution having been passed by the shareholders of the Corporation pursuant to subsection 122 of the OBCA; or

          (iii) an order made by any Regulatory Authority having jurisdiction to so order,

          in which case the Expiry Date will be the date the Option Holder ceases to be a Director of the Corporation.

   (c)   Ceasing to be an Employee or Consultant

          In the event that the Option Holder holds his or her Option as an Employee or Consultant of the Corporation and such Option Holder ceases to be an Employee or Consultant of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the ninetieth (90th) day following the Termination Date unless the Option Holder ceases to be:

          (i)   an Employee of the Corporation as a result of termination for Cause; or

(ii)   an Employee or Consultant of the Corporation as a result of an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the Termination Date.

(d)   Bankruptcy

In the event that an Option Holder commits an act of bankruptcy or any proceeding is commenced against an Option Holder under the *Bankruptcy and Insolvency Act* (Canada) or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy or insolvency and such proceeding remains undismissed for a period of thirty (30) days, no Option held by such Option Holder may be exercised following the date on which such Option Holder commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

Notwithstanding anything contained in this Plan, in no case will an Option be exercisable after the tenth (10th) anniversary of the Grant Date of the Option.

3.5   **Exercise Price**. The price at which an Option Holder may purchase a Share upon the exercise of an Option (the "**Exercise Price**") will be determined by the Board and set forth in the Option Agreement issued in respect of such Option and, in any event, will not be less than the Market Price of the Corporation's Shares calculated as of the Grant Date. Notwithstanding anything else contained in this Plan, in no case will the Market Price be less than the minimum prescribed by each of the organized trading facilities as would apply to the Grant Date in question.

3.6   **Additional Terms**. Subject to all applicable Securities Laws of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the grant of a particular Option, such terms and conditions to be referred to in the Option Agreement at the time of grant. These terms and conditions may include, but are not necessarily limited to, the following:

(a)   providing that an Option expires on a date other than as provided for herein;

(b)   providing that a portion or portions of an Option vest after certain periods of time or upon the occurrence of certain events, or expire after certain periods of time or upon the occurrence of certain events;

(c)   providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile take-over bid for the Corporation; and

(d)   providing that an Option issued to, held by or exercised by an Option Holder who is a citizen or resident of the United Sates of America, and otherwise meeting the statutory requirements, be treated as an "Incentive Stock Option" as that term is defined for purposes of the United States of America Internal Revenue Code of 1986, as amended.

3.7   **Non-Transferability of Options**. The Options granted hereunder are not assignable, transferable or negotiable (whether by operation of law or otherwise) and may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by Section 4.1 of this Plan, exercise the Option within the Exercise Period. Upon any attempt to assign, transfer, negotiate, pledge, hypothecate or otherwise dispose of or transfer an Option contrary to this Section 3.7 of this Plan, or upon the levy of any attachment or similar process upon an Option, the Option and all rights, benefits and privileges arising thereunder or therefrom, at the sole discretion and election of the Corporation, shall cease and terminate and be of no further force or affect whatsoever.

3.8   **Adjustments**. If, prior to the complete exercise of an Option, the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively, a "**Re-Organization Event**"), an Option, to the extent that it has not been exercised, will be adjusted by the Board in accordance with such Re-Organization Event in the manner the Board deems appropriate. No fractional Shares will be issued upon the exercise of the Options and accordingly, if as a result of the Re-Organization Event, an Option Holder would become entitled to a fractional Share, such Option Holder will have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9　　　　**No Rights as Shareholders**. An Option Holder shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the due exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

ARTICLE 4
EXERCISE OF OPTION

4.1　　　　**Exercise of Option**. An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder. Subject to the provisions of this Plan, an Option Holder or the Personal Representative of an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. (Toronto time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Agreement and a certified cheque or bank draft payable to "**EnerNorth Industries Inc.**" in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2　　　　**Issue of Share Certificates**. As soon as practicable following the receipt of the Exercise Notice and the certified cheque or bank draft referred to in Section 4.1, the Administrator will cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Agreement, the Option Holder will surrender the Option Agreement to the Corporation and the Administrator will forward a new Option Agreement to the Option Holder concurrently with delivery of the Share certificate for the balance of Shares available under the Option.

4.3　　　　**Condition of Issue**. The Options and the issue of Shares by the Corporation pursuant to the exercise of Options are subject to the terms and conditions of this Plan and compliance with the rules and policies of all applicable Regulatory Authorities to the granting of such Options and to the issuance and distribution of such Shares, and to all applicable Securities Laws. The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Corporation any information, reports or undertakings required to comply with and to fully cooperate with the Corporation in complying with such laws, regulations, rules and policies. Notwithstanding any of the provisions contained in this Plan or in any Option, the Corporation's obligation to issue Shares to an Option Holder pursuant to the exercise of any Option granted under the Plan shall be subject to:

(a)　　　completion of such registration or other qualification of such Shares or obtaining approval of such Regulatory Authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)　　　the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)　　　the receipt from the Option Holder of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the Securities Laws of any jurisdiction; and

(d)　　　the satisfaction of any conditions on exercise prescribed pursuant to Section 3.6 and Article 5 of this Plan.

ARTICLE 5
ADMINISTRATION

5.1   **Administration**. This Plan will be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with this Plan as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations will form part of this Plan. The Board may delegate to the Administrator or any director or other senior officer or employee of the Corporation such administrative duties and powers as it may see fit.

5.2   **Board Powers**. The Board shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan:

(a)   to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of this Plan;

(b)   to interpret and construe this Plan and to determine all questions arising out of this Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)   to determine the number of Shares reserved for issuance by each Option;

(d)   to determine the Exercise Price of each Option;

(e)   to determine the time or times when Options will be granted and exercisable;

(f)   to determine if the Shares which are issuable on the due exercise of an Option will be subject to any restrictions upon the due exercise of such Option; and

(g)   to prescribe the form of the instruments and certificates relating to the grant, exercise and other terms of Options.

5.3   **Board Discretion**. The Board may, in its discretion, require as conditions to the grant or exercise of any Option that the Option Holder shall have:

(a)   represented, warranted and agreed in form and substance satisfactory to the Corporation that the Option Holder is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his, her or its own account, for investment and not with a view to or in connection with any distribution, that the Option Holder has had access to such information as is necessary to enable him, her or it to evaluate the merits and risks of such investment and that the Option Holder is able to bear the economic risk of holding such Shares for an indefinite period;

(b)   agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c)   agreed to indemnify the Corporation in connection with the foregoing.

5.4   **Board Requirements**. Any Option granted under this Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares issuable upon due exercise of such Option upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of Regulatory Authority, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

5.5 **Interpretation**. The interpretation by the Board of any of the provisions of this Plan and any determination by it pursuant thereto will be final and conclusive and will not be subject to any dispute by any Option Holder. No member of the Board or any individual acting pursuant to authority delegated by it hereunder will be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such individual will be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1 **Prospective Amendment and Termination**. The Board may amend or terminate the Plan at any time upon receipt of requisite regulatory approval including, without limitation, the approval of the Exchange, provided, however, that no such amendment may increase the maximum number of Shares that may be optioned under the Plan, change the manner of determining the minimum Option Price or, without the consent of the Optionee, alter or impair any of the terms of any Option previously granted to an Optionee under the Plan. Any amendments to the terms of an Option shall also require regulatory approval, including without limitation, the approval of the Exchange.

6.2 **Retrospective Amendment**. The Board may from time to time retrospectively amend this Plan and, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options that have been previously granted.

6.3 **Sale of Corporation, Extension of Expiration Date, Non-Applicability of Termination of Employment Provisions**. Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

(a) in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares of the Corporation or any part thereof shall be made to all or substantially all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each Option Holder holding Options under the Plan, to permit the exercise of all such Options within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Option Holders to such Options or to exercise same (to the extent not theretofore exercised) shall *ipso facto* terminate and cease to have further force or effect whatsoever;

(b) in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding Option may be exercised as to all or any part of the Optioned Shares in respect of which the Option Holder would have been entitled to exercise the Option in accordance with the provisions of the Plan at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the Expiry Date of the Option; but the Option Holder shall not be entitled to exercise the Option with respect to any other Shares;

(c) subject to the rules of any relevant Regulatory Authority, the Board may, by resolution, extend the Expiration Date of any Option. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which Options may be exercised by any other Option Holder; and

(d)   the Board may, by resolution, but subject to requirements of applicable Regulatory Authorities and Securities Laws, decide that any of the provisions hereof concerning the effect of termination of the Option Holder's employment shall not apply to any Option Holder for any reason acceptable to the Board.

Notwithstanding the provisions of this Section 6.3, should changes be required to the Plan by any Regulatory Authority of any jurisdiction to which this Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

6.4   **Regulatory Authority Approval**. This Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.

6.5   **Disinterested Shareholder Approval**. Disinterested Shareholder approval must be obtained if the number of Shares reserved for issuance under the Plan to be granted to Insiders exceeds ten percent (10%) of the issued and outstanding Shares, if the grant of Options to Insiders, within any twelve (12) month period, exceeds ten percent (10%) of the Corporation's issued and outstanding Shares, or if the number of Shares reserved for issuance to any one (1) person exceeds five percent (5%) of the issued and outstanding Shares.

6.6   **Agreement**. The Corporation and every Option granted hereunder will be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Corporation to be bound by the terms and conditions of this Plan.

6.7   **Effective Date of Plan**. Upon approval by the shareholders of the Corporation in accordance with the OBCA, and by acceptance by the Exchange (if the Shares are listed or posted on an Exchange and such acceptance is required), this Plan shall be deemed to be effective as of the Effective Date. Any Options granted prior to such approval and acceptance(s) shall be conditional upon such approval and acceptance(s) being given and no such Options may be exercised unless such approval and acceptance is given.

6.8   **Governing Law**. This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE "A"

*Unless otherwise defined, all capitalized terms used herein will have the meanings specified in the stock option plan adopted by EnerNorth Industries Inc. effective as of November 7, 2006 (the **"Plan"**).*

OPTION AGREEMENT

THIS AGREEMENT made as of **[●]**, 200**[●]** (the "**Effective Date**").

BETWEEN:


ENERNORTH INDUSTRIES INC., a corporation amalgamated pursuant to the laws of Ontario,

(the "**Corporation**")


OF THE FIRST PART


- and -

[●],

(the "**Optionee**")


OF THE SECOND PART.

For good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the Corporation and the Optionee hereby agree as follows:

1.   Grant of Option

1.1   The Corporation hereby grants to the Optionee pursuant to the terms of the Plan the right and option (the "**Option**") to purchase all or any part of an aggregate of up to **[●]** Shares at a purchase price of $**[●]** per Share expiring on **[●]** and on the terms and conditions set forth herein and therein.

2.   Vesting

2.1   Notwithstanding Section 1 above or any other provision of this Agreement, legal and beneficial title to the Option granted to the Optionee hereunder, in respect of the Shares and all rights, privileges and benefits arising and flowing therefrom or to arise or flow therefrom hereafter, shall vest in the Optionee and the Optionee shall be entitled to exercise said Option to purchase the Shares only in the proportion and on the dates (the "**Vesting Dates**") set out below, provided that the Optionee is a **[Consultant or Employee or Director]** of the Corporation on such Vesting Date (and has been a **[Consultant or Employee or Director]** of the Corporation continuously from the date hereof):

Vesting Date	Number of Shares subject to the Option	Exercise Price
●	●	●
●	●	●
●	●	●
●	●	●
Total:	●	●

NON-TRANSFERABLE

3.   **Exercise of Option**

3.1   Subject to the provisions of this Agreement, including, without limitation, Section 2 above, the Option may be exercised from time to time prior to the Expiry Time (as hereinafter defined) by delivery to the Corporation at its registered office of an executed Exercise Notice (attached hereto as Exhibit "I") addressed to the President of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full, by cash or certified cheque, of the purchase price of the Shares then being purchased. Subject to any provisions of this Agreement to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

3.2   Notwithstanding any provisions contained in this Agreement, the Corporation's obligation to issue Shares to the Optionee pursuant to the exercise of the Option shall be subject to: (i) receipt of any required shareholder approval; (ii) completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (iii) the admission of such Shares to listing on any stock exchange or market on which the Shares may then be listed; (iv) the receipt from the Optionee of such representations, warranties, agreements and undertakings as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdictions; and (v) compliance with the terms and conditions of the Plan. Nothing contained in this Agreement shall be deemed to require the Corporation to apply for or obtain any such registration, qualification, approval or listing referred to above. The Optionee hereby acknowledges and agrees that he has had access to such information as is necessary to enable him to evaluate the merits and risks of acquiring Shares pursuant to the exercise of the Option and that he is able to bear the economic risk of holding such Shares for an indefinite period.

4.   **No Assignment**

4.1   The Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise). Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of the Option contrary to the provisions of this Agreement, or upon the levy of any attachment or similar process upon the Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.   **Expiration**

5.1   Subject to the terms and conditions set out in this Agreement, including the vesting conditions set out in Section 2 above and the termination provisions set out in Section 6 below, the Optionee shall have the right to exercise the Option with respect to all or any part of the Shares to the extent vested at any time or from time to time after the date hereof and prior to the close of business on **[●]** (the "**Expiry Time**"). On the Expiry Time, the Option shall forthwith expire and terminate and be of no further force or effect whatsoever with respect to the unexercised balance of the Shares available under the Option, whether vested or not.

6.   **Termination of Employment; Death; Bankruptcy**

6.1   Subject to the provisions of this Agreement and this Section 6 and to any express resolution passed with respect to the Option by the Board of Directors of the Corporation (the "**Board**") or by any committee of the Board established by the Board to administer the Plan (the "**Committee**"), the Option and all rights to purchase Shares pursuant thereto shall immediately expire, except to the extent vested in which case they shall expire and terminate on the **[●]** day following the date the Optionee ceases to be a ["**Consultant**" or "**Employee**" or "**Director**"] within the meaning of Section 1.1 of the Plan.

6.2   Subject to the provisions of this Agreement and this Section 6, if the Optionee shall die prior to the full exercise of the Option, his Personal Representatives, heirs or legatees may, at any time within twelve (12) months after the date of such death, exercise the Option with respect to the unexercised balance of the Shares to the extent vested, subject to the terms of the Option but only to the same extent to which the Optionee could have exercised the Option immediately before the date of such death. In no event, however, shall the Option be exercisable after the Expiry Time.

6.3 In the event that the Optionee commits an act of bankruptcy or any proceeding is commenced against the Optionee under the *Bankruptcy and Insolvency Act* (Canada) or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy and such proceeding remains undismissed for a period of thirty (30) days, the Option may not be exercised following the date on which the Optionee commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

7. **Rights as a Shareholder**

7.1 An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares subject to the Option until the date of issuance of a certificate for such Shares upon the exercise of the Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

8. **Inconsistency with Plan**

8.1 The parties hereto agree that in the event this Agreement is inconsistent with the Plan the Plan shall prevail.

9. **Certain Adjustments**

9.1 In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for the Option shall be adjusted accordingly by the Board or the Committee to such extent as they deem proper in their discretion. In such event, the number of, and the price payable for, the Shares that are then subject to the Option may also be adjusted by the Board or the Committee to such extent, if any, as they deem proper in their discretion.

9.2 If at any time after the date of this Agreement and prior to the expiration of the term of the Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 of this Agreement or, subject to the provisions of subsection 10.1(a) of this Agreement, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "**Successor Corporation**"), the Optionee shall be entitled to receive upon the subsequent exercise of the Option in accordance with the terms of this Agreement and shall accept in lieu of the number of Shares to which he was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of subsection 9.1 of this Agreement, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

10. **Amendments to the Option**

10.1 Notwithstanding anything to the contrary contained in this Agreement:

(a) in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares or any part thereof shall be made to all or substantially all holders of the Shares, the Corporation shall have the right, upon written notice thereof to the Optionee, to permit the exercise of the Option within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to the Option or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever;

(b) in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, the Option may be exercised as to all or any part of the Shares subject to the Option in respect of which the Optionee would have been entitled to exercise the Option in accordance with the provisions of this Agreement at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the expiration date of the Option; but the Optionee shall not be entitled to exercise the Option with respect to any other Shares; and

(c) subject to the rules of any relevant stock exchange or other regulatory authority, the Board may, by resolution, advance the date on which any Option may be exercised or extend the expiration date of the Option.

(d) The Optionee hereby acknowledges and agrees that the Board may at any time by resolution terminate the Plan. In such event, the Option if vested and outstanding may be exercised by the Optionee after the date on which the Corporation shall have notified the Optionee of the termination of the Plan, but only to the same extent as the Optionee could have exercised the Option immediately prior to the date of such notification.

11. **Notice**

11.1 All communications and payments provided for under this Agreement shall be in writing and shall be deemed to be given when delivered in person or deposited in the mail, first class, certified or registered, return receipt requested, with proper postage prepaid and,

(a) if to the Optionee, addressed to:

●

Phone No.: **[●]**
Fax No.: **[●]**

(b) if to the Corporation, addressed to:

EnerNorth Industries Inc.
1 King Street West
Suite 1502
Toronto, Ontario
M5H 1A1

Attention: President
Phone No.:   416-861-1484
Fax No.:   416-861-9623

in either case with a copy to:

WeirFoulds LLP
The Exchange Tower,

Suite 1600
130 King Street West
Toronto, ON M5X 1J5
Attention: Wayne Egan

Phone No.   416-947-5086
Fax No.   416-365-1876

12.   **Time of Essence**

12.1   Time shall be of the essence of this Agreement and each and every part hereof.

13.   **Binding Effect**

13.1   This Agreement shall enure to the benefit of and be binding upon the parties hereto, the successors of the Corporation and the executor, administrator, heirs and personal representatives of the Optionee. This Agreement shall not be assignable by the Optionee.

14.   **Headings**

14.1   The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

15.   **Amendment**

15.1   This Agreement may be amended only by a written instrument signed by each of the parties hereto.

16.   **Governing Law**

16.1   This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

17.   **Duplicate Originals**

17.1   It is hereby acknowledged by the parties hereto that this Agreement has been signed in duplicate only, one (1) original executed copy delivered to the Optionee and one (1) delivered to the Corporation.

18.   **Paramountcy**

18.1   To the extent there is any inconsistency or ambiguity between this Agreement and any other employment or consulting agreement, the terms of this Agreement shall govern to the extent of such inconsistency or ambiguity.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

SIGNED, SEALED & DELIVERED) **ENERNORTH INDUSTRIES INC.**
in the presence of)

) Per: _____
) Name:
) Title:
)
)
)
_____) _____
Witness:

EXHIBIT "I"

EXERCISE NOTICE

TO: **ENERNORTH INDUSTRIES INC.**
AND TO: **THE BOARD OF DIRECTORS THEREOF**

Unless otherwise defined herein, all capitalized terms will have the meanings specified in the stock option plan adopted by EnerNorth Industries Inc. effective as November 7, 2006.

The undersigned holder of the Options evidenced by the Option Agreement hereby subscribes for _____ Shares of the Corporation pursuant to such Options exercisable at an aggregate exercise price of Cdn$_____ until the Expiry Time (or such other price as is determined pursuant to the Option Agreement) on the terms specified in such Option Agreement and enclosed herewith a certified cheque, bank draft or money order payable to the order of the Corporation in payment therefor.

The undersigned hereby irrevocably directs that the said Shares be issued in the name of the undersigned and delivered as follows:

Name(s) in Full	Address(es)	SIN Number (if applicable)	Number(s) of Common Shares	Taxpayer Identification Number (if applicable)
_____	_____	_____	_____	_____

(Please print full name in which Share certificates are to be issued. If any Shares are to be issued to a person or persons other than the holder, the holder must pay to the Corporation all exigible transfer taxes or other government charges.)

DATED this _____ day of _____, 20_____.

_____

_____
Signature Guaranteed
Signature of Subscriber

_____
Name of Subscriber

_____
Address of Subscriber

_____

☐   **Please check if the Share certificates are to be delivered at the office where this Exercise Notice is surrendered, failing which the certificates will be mailed.**

☐   **Certificates will be delivered or mailed only after the transfer books of the Corporation have been opened for five (5) business days after the due surrender of the Exercise Notice as aforesaid.**